SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELEFÔNICA BRASIL S.A. (current name of Telecomunicações de São Paulo S.A. – Telesp) Publicly-held Company CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Notice to Shareholders

We announce to the Shareholders of Telecomunicações de São Paulo S.A. – Telesp (“Company”), that the Extraordinary General Shareholders’ Meeting held on October 3rd, 2011 approved the merger, into the Company, of Vivo Participações S.A., with its consequent extinguishment, as well as the modification of the corporate name of the Company to Telefônica Brasil S.A., aiming to reflect the performance of its activities in a national level, in accordance with the Material Fact disclosed on September 13, 2011.

As a result of such modification, the share trade codes of the Company will also be modified  as from the date of October 6, 2011 (included), from TLPP3 (common shares) and TLPP4 (preferred shares) to VIVT3 e VIVT4, respectively, with the consequent change of trading name to TELEF BRAZIL.

The blockades issued with the former ISIN of Telesp may be used for deposit in Depositary Central of Custody of BM&FBovespa until October 6, 2011. From  October 7, 2011 on, the blockades already issued and not deposited shall become invalid, being the Brokerage Companies responsible for their replacement before Banco Bradesco S.A., by the presentation of a new OTA.

We clarify that the ADR’s trade code VIV in New York Stock Exchange will not be changed.

Accordingly, we inform that the Corporate Restructuring transaction described in the Material Fact dated as of September 13, 2011 was finalized.

São Paulo, October 3, 2011.

Gilmar Roberto Pereira Camurra
Investors’ Relations OfficerTelefônica Brasil S.A.

Telefônica Brasil – Investors’ Relations
Phone: +55 11 3549 7200 / +55 11 7420-1172
Email: ri.telefonicabr@telefonica.com.br
Available information: www.telefonica.com.br/investidores

Warning according to the rules of U.S. Securities and Exchange Commission (SEC): This Notice to Shareholders is only a piece of information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders as a result of the Extraordinary General Meeting and this is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	October 03, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director